ZENII, LLC
d/b/a Intrommune Therapeutics
A New York Limited Liability Company

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2017 and 2016

ZENII, LLC

TABLE OF CONTENTS



To the Members of
ZENII, LLC
New York, New York

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of ZENII, LLC (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in members' equity (deficit), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
March 27, 2018

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

ZENII, LLC
BALANCE SHEETS (UNAUDITED)
As of December 31, 2017 and 2016

		2017		2016
ASSETS				
Current Assets:				
Cash and cash equivalents	$	200	$	-
Prepaid expense		13,167		-
Total Current Assets		13,367		-
TOTAL ASSETS	$	13,367	$	-
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)				
Liabilities:				
Current Liabilities:				
Accounts payable	$	613	$	-
Accrued expenses		134,508		42,783
Due to related parties		70,514		12,313
Total Liabilities		205,635		55,096
Members' Equity (Deficit):				
Membership Units, unlimited units authorized, 100,000 and 97,595 units issued and outstanding as of December 31, 2017 and 2016, respectively.		755		731
Capital contributions receivable		-		(371)
Accumulated deficit		(193,023)		(55,456)
Total Members' Equity (Deficit)		(192,268)		(55,096)
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$	13,367	$	-

See Independent Accountant's Review Report and accompanying notes, which are an integral part
of these financial statements.

ZENII, LLC
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Net revenues	$ -	$ -
Costs of net revenues	-	-
Gross profit	-	-
Operating Expenses:		
General & administrative	118,753	16,645
Research & development	18,814	36,188
Total Operating Expenses	137,567	52,833
Loss from operations	(137,567)	(52,833)
Provision for income taxes	-	-
Net loss	$ (137,567)	$ (52,833)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

ZENII, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2017 and 2016

	Class A Membership Units			Capital Contributions Receivable	Accumulated Deficit	Total Members' Equity (Deficit)
	Number of Units		Amount			
Balance at January 1, 2016	96,119	$	716	$ (356)	$ (2,623)	$ (2,263)
Issuance of membership units	1,476		15	(15)	-	-
Net loss	-		-	-	(52,833)	(52,833)
Balance at December 31, 2016	97,595	$	731	$ (371)	$ (55,456)	$ (55,096)
Issuance of membership units	2,405	$	24	$ 371	$ -	$ 395
Net loss	-		-	-	(137,567)	(137,567)
Balance at December 31, 2017	100,000	$	755	$ -	$ (193,023)	$ (192,268)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

ZENII, LLC
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2017 and 2016

		2017		2016
Cash Flows From Operating Activities				
Net Loss	$	(137,567)	$	(52,833)
Adjustments to reconcile net loss to net cash used				
in operating activities:				
Changes in operating assets and liabilities:				
(Increase)/Decrease in prepaid expense		(13,167)		-
Increase/(Decrease) in accounts payable		613		-
Increase/(Decrease) in accrued expenses		91,725		40,783
Net Cash Used In Operating Activities		(58,396)		(12,050)
Cash Flows From Financing Activities				
Payments for sale of membership units		395		-
Increase in related party payables		58,201		12,050
Net Cash Provided by Financing Activities		58,596		12,050
Net Change In Cash		200		-
Cash at Beginning of Period		-		-
Cash at End of Period	$	200	$	-

See Independent Accountant's Review Report and accompanying notes, which are an integral part
of these financial statements.

NOTE 1: NATURE OF OPERATIONS

ZENII, LLC, doing business as Intrommune Therapeutics (the "Company"), is a limited liability company organized December 31, 2013 under the laws of the State of New York. The Company is a biopharmaceutical company developing an oral mucosal immunotherapy platform for the treatment of food allergies.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2017 and 2016, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized to date.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $18,814 and $36,188 for the years ended December 31, 2017 and 2016, respectively.

Income Taxes

The Company elected to be taxed as a C-corporation effective in 2014.

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company's tax filings to date have not included its full financial activity, but will be amended to account for expenses and resulting tax losses to date. Upon amendment, the Company expects to have net operating loss carryforwards of $193,023 and $55,456 as of December 31, 2017 and 2016, respectively, which will result in net deferred tax assets of $74,673 and $21,454 as of December 31, 2017 and 2016, respectively. Deferred tax assets are determined using the Company's effective blended Federal and state tax rate of 38.7%. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Risks and Uncertainties

As of December 31, 2017, the Company has not commenced planned principal operations. Once the Company commences its planned full-scale principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's full-scale operations or failing to profitably operate the business.

NOTE 3: GOING CONCERN

Since inception, the Company has financed its operations primarily through advances from related parties. As of December 31, 2017, the Company had a members' deficit of $192,268. During the years ended December 31, 2017 and 2016, the Company incurred net losses of $137,567 and $52,833, respectively, used cash in operating activities of $58,396 and $12,050 during the years ended December 31, 2017 and 2016, respectively, and had current liabilities in excess of current assets by $192,268 as of December 31, 2017. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company recognizes it will need to raise additional capital in order to fund operations, meet its payment obligations and execute its business plan. There is no assurance that additional financing will be available when needed or that management will be able to obtain financing on terms acceptable to the Company and whether the Company will generate revenues, become profitable, and generate positive operating cash flow. If the Company is unable to raise sufficient additional funds on favorable terms, it will have to develop and implement a plan to further extend payables and to raise capital through the issuance of debt or equity on less favorable terms until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful. If the Company is unable to obtain financing on a timely basis, the Company could be forced to sell its assets, discontinue its operations and/or pursue other strategic avenues to commercialize its technology, and its intellectual property could be impaired.

The accompanying financial statements have been prepared in conformity with U.S. GAAP, which contemplates continuation of the Company as a going concern and the realization of assets and the satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the financial statements do not necessarily represent realizable or settlement values. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4: MEMBERS' EQUITY (DEFICIT)

The Company denotes its ownership interests in membership units, and has authorized two classes of membership units: Class A Units and Class B Units. The Company has 100,000 and 97,595 Class A Units issued and outstanding as of December 31, 2017 and 2016, respectively. No Class B Units have been issued as of December 31, 2017 or 2016. Class A Units are entitled to priority on distributions or if and upon liquidation with respect to their capital account balances. After satisfying Class A Unit capital account balances, distributions, including those if and upon liquidation, are allocated to all unitholders ratably.

The members of the Company contributed $395 and $0 of the capital to the Company during the years ended December 31, 2017 and 2016, all respectively. No distributions were made during those years.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS

See the patent license agreement discussed in Note 6.

Various advisors to the Company have deferred payment arrangements that trigger payment upon securing $1,000,000 of financing.

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6: RELATED PARTIES

Related Party Transactions

From time to time, the Company's members and affiliated parties advance money to fund operations and various related persons and entities have provided services to the Company. As of December 31, 2017 and 2016, related party payables totaled $70,514 and $12,313, respectively.

In addition, William Reisacher, MD, a related party and unitholder, serves as senior scientific advisor to the Company and accrues compensation for such services at a rate of $1,000 per month. As of December 31, 2017 and 2016, the total accrued compensation payable to Dr. Reisacher for such services is $24,000 and $12,000 (included in the related party payables disclosed above), for research and development expenses of $12,000 per year for each December 31, 2017 and 2016.

Office Use

The Company's principal office is located in space leased by Allovate, LLC, d/b/a Allovate Therapeutics ("Allovate"), an affiliate under common control with the Company. As of December 31, 2017, the value of the rent and associated utilities for the portion of the space utilized by Intrommune is de minimis.

Patent License Agreement

The Company entered an exclusive license agreement with Allovate, for certain patent rights and associated technology related to the commercial development, use, and sale of products in the field of food allergen-specific immunotherapy for humans with food allergies. The agreement's effective date is on the date of the first license fee payment. The agreement obliges the Company to the following payments:

- License issue fee of $2,000,000, payable as 10% of the equity funding to the Company after raising $1,000,000 and up to $10,000,000, then 5% of equity funding to the Company on the next $20,000,000 raised, and the assumption of a $500,000 note payable bearing interest at 5% commencing December 14, 2015 and matured November 27, 2017.
- License maintenance fees of $100,000 at the first anniversary of the effective date of the agreement and increasing by $100,000 annually thereafter, payable on each succeeding anniversary until the Company is commercially selling a produced licensed under the agreement.
- Milestone payments upon achievement of various regulatory approvals and funding goals, including a $25,000,000 milestone payment upon receipt of regulatory approval to sell a product licensed under the agreement.
- Royalty payments on net sales (as defined in the agreement).
- Sublicense fees on any sublicense fees and royalties received by the Company.
- The royalty payments and sublicense fees are subject to a combined minimum of $500,000 from the first calendar year of commercial sales of a product under the agreement.
- Certain patent costs are to be obligations of the Company, and the Company is required to reimburse Allovate for any such patent costs incurred.

On December 31, 2017, the Company and Allovate agreed to an amendment to the agreement, with amendments including:

- Decreasing the license issue fee to $20 due upon the Company receiving equity financing of at least $10,000, which in required to occur by December 31, 2018.
- Increasing the interest rate of the $500,000 note payable to be assumed by the Company to 10%, effective November 27, 2017.
- Defers a $500,000 milestone payment until the Company has raised aggregate gross equity financing of $20,000,000.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We expect to complete our evaluation in the second half of 2017 and intend to adopt the new standard effective January 1, 2018.

In June 2014, the FASB issued Accounting Standards Update No. 2014-12, "Compensation - Stock Compensation (Topic 718): Accounting for Share-Based Payments when the terms of an award provide that a performance target could be achieved after the requisite service period," ("ASU 2014-12"). Current U.S. GAAP does not contain explicit guidance on whether to treat a performance target that could be achieved after the requisite service period as a performance condition that affects vesting or as a nonvesting condition that affects the grant-date fair value of an award. The new guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. The updated guidance will be effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. The adoption of this ASU did not have any impact on the Company's consolidated financial position, liquidity, or results of operations.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In July 2014, the FASB issued the ASU No. 2015-11 on "Inventory (Topic 330): Simplifying the Measurement of Inventory", which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. Management is assessing the impact of this pronouncement on our financial statements.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through March 27, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.